

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2018

David R. Koos
Chief Executive Officer
Zander Therapeutics, Inc.
4700 Spring Street, Suite 304
La Mesa, California 91942

Re: Zander Therapeutics, Inc
Amendment No. 1 to Registration Statement on Form S-1
Filed January 16, 2018
File No. 333-220790

Dear Mr. Koos:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 2, 2017 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed January 16, 2018

Cover Page

1.   We note your disclosure on page 17 that each ENTB common and preferred shareholder of record as of the Record Date will receive one common share of the company "for each _____ common and/or preferred shares" of ENTB held of record as of that date. Please also provide such disclosure on the cover page and in the prospectus summary.

Prospectus Summary, page 5

2.   We note your response to our prior comment 4 that you believe the company has disclosed all factors that makes an investment in the common shares of Zander risky or speculative. While we acknowledge your disclosure of risk factors starting on page 10, you should provide in the Prospectus Summary a brief overview of the key aspects of the offering, including a brief discussion of the most significant factors that make the offering speculative or risky. Refer to Instruction to Paragraph 503(a) of Regulation S-K.

3.   We note your response to our prior comment 5 that our comment is not applicable to animal drug studies. However, we note your disclosure on page 12 and elsewhere in the prospectus that drug sponsors must submit a New Animal Drug Application (NADA) along with supporting data to establish effectiveness and safety prior to approval. Your current disclosure on page 6 suggests that the FDA approval process requires nothing further after the submission of an Investigational New Animal Drug Application. Please revise your disclosure accordingly.

About this Offering
Certain U.S. Federal Income Tax Consequences of the Distribution, page 7

4.   We note that you have a filed a tax opinion as Exhibit 99.1 in response to our prior comment 7. Please remove the word "Certain" from the heading of this section and revise as necessary to ensure you have addressed all material tax consequences. Refer to Section III.C.1 of Staff Legal Bulletin No. 19 for guidance.

Relationship between ENTB and the Company subsequent to the Distribution, page 7

5.   We note your disclosure in response to our prior comment 6 that ENTB and management of the company combined will control 54% of the voting power of the company following the distribution. Please tell us whether you have included the ownership of Zander management in the 3,000,000 common shares to be distributed in calculating this percentage. If not, please revise your disclosure to include this amount.

Report of Independent Registered Public Accounting Firm, page 50

6.   It appears the audit report is dated September 5, 2017, "except for the disclosure and effects of the matters described in Note 10, as to which the date is January 10, 2018." Please tell us why the audit report is not dual dated to also include the events discussed in Note 9, which occurred subsequent to the original September 5, 2017 audit report date. Refer to AS 4101.12 and AS 3101.05.

Notes to Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies, page 56

7.   As it pertains to your response to prior comment 13 and your stock-based compensation policy, please provide us with a detailed explanation of how you utilized an "estimation as to an amount at which an asset could be exchanged between knowledgeable and willing parties in an arms length transaction" in order to estimate the fair value of both common and preferred shares issued to employees and non-employees as compensation. To that extent, provide us with:

- A table presenting the results of all valuations performed subsequent to July 1, 2016. The table should include the date of the valuations performed, as well as the result of those valuations.
- A description of the supporting documentation utilized in establishing those valuations and a summary of each valuation.
- How the valuations performed aligned with the methodology described in the AICPA's guide to the "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

Note 6. Related Party Transactions, page 59

8.   In response to our prior comment 15, you restated your financial statements to include both rent expense and salary expense incurred by Entest BioMedical, Inc. on your behalf. However, it does not appear that you have revised your footnote disclosure to discuss your accounting for these expenses. Therefore, as previously requested in our prior comment 15, please update your footnote disclosure to clearly explain your accounting for these expenses and to provide the information discussed in Question 2 of SAB Topic 1.B.

9.   As requested in our prior comment 16, please inform us how you accounted for all fees incurred stemming from the license agreement with Regen Biopharma as of your most recent balance sheet date and how you account for the annual anniversary fee. To that extent, explain to us why you did not accrue the annual anniversary fee evenly over the year, and such that a portion of the annual anniversary fee would be expensed in your financial statements for the period ended September 30, 2017. Tell us the accounting guidance on which you relied.

10.   In responding to our prior comment 17, it does not appear that you have disclosed the requested share terms of your issued Series M preferred shares. As such, please disclosethis information, or inform us as to where exactly this information is provided in your financial statements. Also, in clarifying whether the shares are redeemable, you disclose in your financial statements that "none of the above mentioned shares which were issued as compensation are redeemable by the company." Further clarify

whether the shares are redeemable by the holders, and as requested in our prior comment, explain how you made this determination.

11.   In responding to our prior comment 18, you reference us back to your restated financial statements. However, it does not appear that you have provided the disclosure information required by ASC 718-10-50. As such, please tell us where you have provided this information in your financial statements, or revise to address the disclosure requirements of ASC 718-10-50.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 74

12.   As it pertains to your Critical Accounting Policies section and our prior comment 19, please address the following:

- Further expand your stock-based compensation disclosure to include a discussion of each valuation performed subsequent to July 1, 2016. The discussion should include the date of each valuation performed, as well as the fair value of your shares determined on each of those dates.
- Include discussion of your policy for how you estimate research and development expense incurred. Specifically, focus on your estimates stemming from costs incurred relating to services performed by contract research organizations (CRO's).

Recent Sales of Unregistered Shares, page 86

13.   Please revise your disclosure to name the person to whom the issuance of 900,000 common shares was made on October 30, 2017. Refer to Item 701(b) of Regulation S-K.

Exhibits

14.   We note that you have not addressed our prior comment 24 and reissue the comment. Please explain why the qualification and assumption in paragraph 4.1 of Exhibit 5.1 is necessary and appropriate to counsel's opinion. For guidance, please refer to Sections II.B.3.a and II.B.3.c of Staff Legal Bulletin No. 19.

General

15.   We note that you provide beneficial ownership and related party transaction information as of September 15, 2017. Please revise your disclosure in these sections and elsewhere as appropriate to provide information as of the most recent practicable date.

David R. Koos
Zander Therapeutics, Inc.
February 1, 2018
Page 5

      You may contact Jacob Luxenburg at 202-551-2339 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.

                         Division of Corporation Finance
                         Office of Healthcare & Insurance

cc: Joseph Vaini